                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO
                                  (Rule 13e-4)

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.

                                  GENUITY INC.
       (Name of Subject Company (Issuer) Name of Filing Person (Offeror))

           Options to Purchase Common Stock, Par Value $0.01 Per Share Under Genuity Inc's 2000 Long-Term Stock Incentive Plan and
                      Outside Directors' Compensation Plan

                         (Title of Class of Securities)

                                    37248E103
                      (CUSIP Number of Class of Securities)

                                 Paul R. Gudonis
                Chairman of the Board and Chief Executive Officer
                                  Genuity Inc.
                              225 Presidential Way
                           Woburn, Massachusetts 01801
                                 (781) 865-2000
          (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                    Copy to:
                              Robert F. Hayes, Esq.
                              Patrick O'Brien, Esq.
                                  Ropes & Gray
                             One International Place
                           Boston, Massachusetts 02110

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
         Transaction Valuation*                      Amount of Filing Fee*
--------------------------------------------------------------------------------
              $53,880,990                                   $10,777
--------------------------------------------------------------------------------
* Calculated solely for the purpose of determining the amount of filing fee. This amount assumes that options to purchase 52,824,500 shares of common stock of Genuity Inc. having an aggregate value of $53,880,990 as of December 3, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

 [_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    Not Applicable.    Filing Party:     Not Applicable.

         Form or Registration No.:  Not Applicable.    Date Filed:       Not Applicable.

 [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [_]   third-party tender offer subject to Rule 14d-1.

         [X]   issuer tender offer subject to Rule 13e-4.

         [_]   going-private transaction subject to Rule 13e-3.

         [_]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: [_]

ITEM 1.  SUMMARY TERM SHEET

     The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated December 3, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION

     (a) The name of the issuer is Genuity Inc., a Delaware Corporation (the "Company"), and the address of it its principal executive office is 225 Presidential Way, Woburn, Massachusetts 01801. The Company's telephone number is
(781) 865-2000. The information set forth in the Offer to Exchange under Section I ("Information Concerning Genuity") is incorporated herein by reference.

     (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to its employees and directors to exchange all outstanding options(the "Cancelled Options") granted on or after June 30, 2000 and on or prior to May 31, 2001 under the Genuity Inc. 2000 Long-Term Stock Incentive Plan and Genuity Inc. Outside Directors' Compensation Plan (collectively, the "Plans") to purchase shares of the Company's Class A common stock, par value $0.01 per share, (the "Options"), for new options (the "New Options") to be granted by the Company under the Plans and upon the terms and conditions described in the Offer to Exchange and the related Election Forms (the "Election Forms," and together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibits (a)(1) through (a)(5). In accordance with the Offer to Exchange, the number of shares subject to New Options will equal the number of shares subject to the Cancelled Options, subject to adjustments for any stock splits, stock dividends, recapitalizations and similar events. The exercise price of the New Options will equal the average of the high and low price of the Company's Class A common stock as reported on the Nasdaq National Market on the date on which the New Options are granted. For employees, the New Options will begin to vest on the date on which they are granted and will vest monthly in equal parts over the period equal to the remaining vesting term of the corresponding Cancelled Option. A different vesting schedule will apply to the New Options granted to directors. The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section A ("Number of Options; Expiration Date"), Section E ("Acceptance of Options for Exchange and Issuance of New Options") and Section H ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

     (c) The information set forth in the offer to Exchange under Section G ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

     (a) The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION

     (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section A ("Number of Options; Expiration Date"), Section C ("Procedures for Electing Exchange Options"), Section D ("Withdrawal Rights"), Section E ("Acceptance of Options for Exchange and Issuance of New Options"), Section F ("Conditions of the Offer"), Section H ("Source and Amount of Consideration; Terms of New Options"), Section K ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section L ("Legal Matters; Regulatory Approvals"), Section M ("Material Income Tax Consequences") and Section N ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section J ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     (e) The information set forth in the Offer to Exchange under Section J ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a) The information set forth in the Offer to Exchange under Section B ("Purpose of the Offer") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section E ("Acceptance of Options for Exchange and Issuance of New Options") and Section K ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section B ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) The information set forth in the Offer to Exchange under Section H ("Source and Amount of Consideration; Terms of New Options") and Section O ("Fees and Expenses") is incorporated herein by reference.

     (b)  Not applicable.

     (d)  Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a)  Not applicable.

     (b) The information set forth in the Offer to Exchange under Section J ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     (a)  Not applicable.

ITEM 10. FINANCIAL STATEMENTS

     (a) The information set forth in the Offer to Exchange under Section I ("Information Concerning Genuity") and Section P ("Additional Information"), and pages F1 to F31 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 and pages 3 to 26 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2001 is incorporated herein by reference.

     (b)  Not applicable.

ITEM 11. ADDITIONAL INFORMATION

     (a) The information set forth in the Offer to Exchange under Section J ("Interests of Directors and Officers; Transactions and Arrangements About the Options") and Section L ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

(b)       Not applicable.

ITEM 12. EXHIBITS

     (a)  (1) Offer to Exchange, dated December 3, 2001.

          (2) Form of Election Form for Employees Without Stock Options Granted On or After July 3, 2001.

          (3) Form of Election Form for Employees Receiving Stock Options between July 3, 2001 and January 1, 2002.

          (4)  Form of Election Form for Executive Employees.

          (5)  Form of Election Form for Directors.

          (6) Memorandum from Paul Gudonis to United States Employees of Genuity dated November 30, 2001.

          (7) Memorandum from Paul Gudonis to International Employees of Genuity dated November 30, 2001.

          (8) Memorandum from Paul Gudonis to the Directors of Genuity dated November 30, 2001.

          (9)  E-mail notifications relating to the Offer.


          (10) The Company's annual report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 30, 2001 (incorporated herein by reference).

          (11) The Company's quarterly report on Form 10-Q for its fiscal quarter ended September 30, 2001, filed with the Securities and Exchange Commission on November 14, 2001 (incorporated herein by reference).

     (b)  Not applicable.

     (d) (1) The Genuity Inc. 2000 Long Term Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 of the Form S-1, as amended File No. 333-34342).

          (2) The Genuity Inc. Outside Directors' Compensation Plan (incorporated herein by reference to Exhibit 10.2 of the Form S-1, as amended (File No. 333-34342).

     (g)  Not applicable.

     (h)  Not applicable.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date:  December 3, 2001

                                           GENUITY INC.

                                           By: /s/ Paul R. Gudonis
                                               ---------------------------------
                                               Name:  Paul R. Gudonis
                                               Title: Chairman of the Board and
                                                      Chief Executive Officer

                                INDEX TO EXHIBITS

Exhibit
Number

(a)(1)   Offer to Exchange, dated December 3, 2001.

(a)(2) Form of Election Form for Employees Without Stock Options Granted On or After July 3, 2001.

(a)(3) Form of Election Form for Employees Receiving Stock Options between July 3, 2001 and January 1, 2002.

(a)(4)   Form of Election Form for Executive Employees.

(a)(5)   Form of Election Form for Directors.

(a)(6) Memorandum from Paul Gudonis to United States Employees of Genuity dated November 30, 2001.

(a)(7) Memorandum from Paul Gudonis to International Employees of Genuity dated November 30, 2001.

(a)(8) Memorandum from Paul Gudonis to the Directors of Genuity dated November 30, 2001.

(a)(9)   E-mail notifications relating to the Offer.

(a)(10) The Company's annual report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 30, 2001 (incorporated herein by reference).

(a)(11) The Company's quarterly report on Form 10-Q for its fiscal quarter ended September 30, 2001, filed with the Securities and Exchange Commission on November 14, 2001 (incorporated herein by reference).

(d)(1) The Genuity Inc. 2000 Long Term Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 of the Form S-1, as amended (File No. 333-34342).

(d)(2) The Genuity Inc. Outside Directors' Compensation Plan (incorporated herein by reference to Exhibit 10.2 of the Form S-1, as amended (File No. 333-34342).